Skadden, Arps, Slate, Meagher & Flom llp

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Boston, Massachusetts 02116

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April 3, 2017

VIA EDGAR Anu Dubey Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	Ellsworth Growth & Income Fund Ltd.

(File No. 811-04656)

Dear Ms. Dubey:

Thank you for your oral comments on March 28, 2017 regarding the Preliminary Proxy Statement on Schedule 14A filed by Ellsworth Growth & Income Fund Ltd. (the “Fund”) on March 22, 2017 (the “Preliminary Proxy Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Preliminary Proxy Statement and, on behalf of the Fund, have provided responses to your comments below. Changes will be reflected in a Definitive Proxy Statement on Schedule 14A, which the Fund intends to file on or about the date hereof (the “Definitive Proxy Statement”).

Your comments are summarized to the best of our understanding in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Definitive Proxy Statement.

Anu Dubey

April 3, 2017

Comments and Responses

1.	In the description of Proposal 2 please replace the “eliminate and replace” characterization with “revise” or “change” and conform throughout the proxy statement.

The Fund has made the requested change.

2.	Under the heading “Trustees – Leadership Structure and Oversight Responsibilities,” please identify the chairman of the Board and state whether the chairman is an “interested person” of the Fund.

The Fund has made the requested change.

3.	Under “Required Vote” in Proposal 1 please add disclosure explaining what a “plurality” vote means in this context.

The Fund has made the requested change.

4.	Under the heading “Reasons for the Proposed Change to the Fund’s Fundamental Investment Restrictions,” please clarify the difference between what the Fund is currently permitted to do under the Fund’s existing fundamental investment restriction regarding borrowing money and issuing senior securities, and what the Fund would be permitted to do under the proposed revised fundamental investment restriction regarding borrowing money and issuing senior securities.

The Fund has made the requested change.

5.	Please state the name and address of the Fund’s principal underwriter, as required by Item 22(a)(3)(i) of Schedule 14A.

The Fund – a closed-end investment company – does not currently have a principal underwriter. The Fund has therefore not added any additional disclosure in response to this comment.

6.	Please revise the Notice of Internet Availability to conform to the requirements of Rule 14a-16(d) under the Exchange Act.

The Fund has determined that it will not use the notice and access method of delivery and has revised the definitive proxy materials to reflect this change.

Anu Dubey

April 3, 2017

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon